Exhibit 99.13

Appointment of Mr Gérard Lamarche as Director of Total S.A. replacing Mr Thierry de Rudder

TOTAL 2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, January 16, 2012 - At its meeting on January 12, 2012, the Board of Directors of Total accepted the resignation for personal reasons of Thierry de Rudder as a Director, effective the close of the meeting.

Mr. de Rudder had first been elected as a Director at the Shareholders’ Meeting on January 14, 1999. He was re-elected several times, the last time at the Shareholders’ Meeting on May 21, 2010.

Christophe de Margerie, Chairman and Chief Executive Officer of Total, thanked Mr. de Rudder on his own and the Board of Directors’ behalf for his active and constructive contributions to the Board and its Committees, in particular the Audit Committee.

On the recommendation of the Nominating & Governance Committee, the Board of Directors has appointed Gérard Lamarche as Director, effective the close of the meeting. His term will expire when Mr. de Rudder’s term would have, that is at the close of the Shareholders’ Meeting that will approve the accounts for 2012, in accordance with the resolution approved at the Shareholders’ Meeting on May 21, 2010. Mr. Lamarche has also been appointed to the Audit Committee and the Strategy Committee, effective the same date.

Mr. Lamarche’s appointment is subject to ratification at the next Shareholders’ Meeting.

Gérard Lamarche graduated from the University of Louvain-la-Neuve with a Bachelor’s degree in Economic Sciences and a specialisation in Business Administration and Management. He also completed the Advanced Management Program for Suez Group Executives at the INSEAD Business School and took part in the 1998-99 Wharton International Forum, Global Leadership Series.

He began his professional career in 1983 with Deloitte Haskins & Sells in Belgium, and became M&A Consultant in the Netherlands in 1987. In 1988, he joined the Venture Capital Department of Société Générale de Belgique as Investment Manager. He was promoted to Controller in 1989, and in 1992 was appointed Advisor to the Director of Strategic Planning.

He became Special Projects Advisor to the President and Secretary of the Suez Board of Directors (1995-1997) and participated in the merger between Compagnie de Suez and Lyonnaise des Eaux (1997); he was later appointed the new Group’s Senior Vice President in charge of Planning, Control and Accounts Management.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

In July 2000, Gérard Lamarche joined NALCO (American subsidiary of the Suez Group and world leader in industrial water treatment) as Director, Senior Executive Vice President and CFO.

He was appointed Senior Executive Vice President – Finance (CFO) of the Suez Group in March 2004, becoming Executive Vice President, CFO of GDF SUEZ, and member of the Management and Executive Committees of the GDF SUEZ Group in July 2008.

On April 12, 2011, Gerard Lamarche was appointed Director of the Board of Groupe Bruxelles Lambert. Since January 2012, he held the position of Managing Director.

Gérard Lamarche is also Director of Legrand.

Previous mandates: Distrigaz, Tractebel, GDF SUEZ CC, GDF SUEZ BELGIUM, Electrabel, SUEZ Environnement Company, International Power plc., NALCO, Aguas de Barcelona, Fortis Banque, KPE/KKR, Europalia.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com